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Attention:	Ryan Rohn
Stephen Krikorian
Matthew Crispino
Larry Spirgel

Re:	Global-E Online Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed April 28, 2021
File No. 333-253999

Dear Sir or Madam:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form F-1 (“Amendment No. 3”). The Company previously filed the Registration Statement on March 8, 2021, as amended by Amendment No. 1 to the Registration Statement on April 13, 2021 and Amendment No. 2 to the Registration Statement on April 28, 2021. Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on April 30, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the Staff’s comment in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Amendment No. 2 to Form F-1

Recent Developments

Preliminary Results for the Three Months Ended March 31, 2021, page 7

May 3, 2021

1.

Please revise to include a footnote that describe the terms of the warrants issued to Shopify. This disclosure should include pro forma effects on your preliminary results as well as anticipated effect on your financial statements over the next four years that these warrants vest.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 7 of Amendment No. 3.

2.	Please revise your Adjusted EBITDA reconciliation table to include a footnote that describes the impact of the Shopify warrants on this Non-GAAP measure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 8 of Amendment No. 3 to disclose that amortization expenses related to the Shopify warrants would not impact Adjusted EBITDA as it is adjusted for amortization.

Services and Partnership Agreement, page 145

3.

Please revise this section to note that the percentage-based fee of GMV you will pay to Shopify could have a negative impact on the company’s gross margin. Please add similar disclosure to the risk factor on page 20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21 and 146 of Amendment No. 3.

Notes to the Consolidated Financial Statements

15. Subsequent Events, page F-36

4.

We note your prior comment 2 and have the following comments. Please add pro forma information to clearly disclose the impact the Shopify warrants will have on your financial position and results of operations. Due to the materiality of these warrants, consider presenting pro forma statements, on the balance sheet, in columnar form on the face of the historical statements. See ASC 855-10-50-3. Disclose the expected expense to be recognized in each period of amortization and its classification. Also, disclose the impact the warrants will have on earnings per share. We refer you to ASC 260-10-45-13.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-4 and F-36 of Amendment No. 3.

*  *  *

May 3, 2021

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua Kiernan
Joshua G. Kiernan, Esq. of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.
Oded Griffel, Esq., Global-E Online Ltd.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Mike Rimon, Esq., Meitar | Law Offices
Shachar Hadar, Esq., Meitar | Law Offices
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Chaim Friedland, Esq., Gornitzky & Co.
Ari Fried, Esq., Gornitzky & Co.